UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022.

Commission file number: 000-51380

SILICON MOTION TECHNOLOGY CORPORATION

(Translation of registrant’s name into English)

Flat C, 19/F, Wing Cheong Commercial Building

Nos 19-25 Jervois Street

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Silicon Motion Technology Corporation (the “Company”) will hold its extraordinary general meeting of shareholders (the “Extraordinary Meeting”) on Wednesday, August 31, 2022 at 10:00 a.m. (Taiwan time) (10:00 p.m. Eastern time) at 2F, No.26, Taiyuan Street, Zhubei City, Hsinchu County 302, Taiwan, with record dates for the Company’s American Depositary Shares and ordinary shares, par value $0.01, of July 14, 2022 and August 5, 2022, respectively. The Company hereby furnishes the proxy statement and form of proxy card for the Extraordinary Meeting. Copies of the proxy statement, form of proxy card, and form of depositary notice and ADS voting instruction card are attached to this Form 6-K as Exhibits 99.1, 99.2 and 99.3, respectively.

The information in this Form 6-K (including in Exhibits 99.1, 99.2 and 99.3) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

EXHIBIT INDEX

99.1	Proxy Statement for the Company’s Extraordinary General Meeting to be held on August 31, 2022.

99.2	Form of Proxy Card to be used in connection with the Company’s Extraordinary General Meeting to be held on August 31, 2022.

99.3	Form of Depositary Notice and ADS Voting Instruction Card to be used in connection with the Company’s Extraordinary General Meeting to be held on August 31, 2022.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This Report of Foreign Private Issuer on Form 6-K is being made in respect of the proposed transaction. The Company intends to provide to its shareholders the Form S-4 and the Proxy Statement. The Form S-4 and the Proxy Statement will be sent or given to the shareholders of the Company and contain important information about the proposed transaction and related matters. This communication is not a substitute for the Proxy Statement or any other document that may be filed or furnished by the Company or MaxLinear with the SEC or provided to the Company’s shareholders. Investors and shareholders are urged to read each the Form S-4 and the Proxy Statement in its entirety and other relevant documents filed with or furnished to the SEC or provided to the Company’s shareholders in connection with the proposed transaction or incorporated by reference therein before making any voting or investment decision with respect to the proposed transaction because they contain important information about the proposed transaction and the parties to the proposed transaction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

SILICON MOTION TECHNOLOGY CORPORATION

By:	/s/ Riyadh Lai
Name: Riyadh Lai
Title: Chief Financial Officer

Date: July 13, 2022